Exhibit 99.1

27 July 2020

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

Midatech Pharma PLC

(“Midatech” or the “Company”)

UK Placing to Raise £5.0 million

and

Broker Option to raise up to a further £0.75 million

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it has raised £5.0 million (before expenses) by way of a placing to investors in the UK ("UK Placing") of 18,518,518 new ordinary shares of 0.1p each ("Placing Shares") at an issue price of £0.27 per share (“Issue Price”). The UK Placing was significantly oversubscribed and brings new UK institutions into the Company’s shareholder base.

The issue price of the Placing Shares represents a discount of approximately 32% to the closing middle market price of £0.395 per existing ordinary share on 24 July 2020, being the last Business Day before this announcement. The Placing Shares represent approximately 32% of the issued share capital of the Company as enlarged by the UK Placing.

The allotment of the Placing Shares is being made pursuant to existing authorities to allot shares and other relevant securities and to disapply pre-emption rights under section 551 of the Companies Act 2006, which the Directors were given at the Company's General Meeting held on 2 March 2020.

Turner Pope Investments (TPI) Limited ("Turner Pope") acted as sole bookrunner for the UK Placing.

Use of Proceeds

The proceeds of the UK Placing, net of fees and expenses, are expected to be approximately £4.6 million ("Net Proceeds"). The Net Proceeds will be used to:

•	advance the Company’s internal pipeline of Q-Sphera products through proof-of-concept and in vivo studies for potential out-licensing;

•	develop Q-Sphera technology for unique application with biologic active pharmaceutical ingredients; and

•	general corporate purposes.

Taking into account available cash resources and the expected Net Proceeds, the Company expects to have sufficient cash resources to fund operations into the fourth quarter of 2021.

Further information on the Placing

The Company and Turner Pope entered into a placing agreement ("Placing Agreement"), pursuant to which Turner Pope agreed to use its reasonable endeavours to procure placees pursuant to the UK Placing. Neither the UK Placing nor the Broker Option is underwritten. Turner Pope has received binding commitments from placees to acquire the Placing Shares at the Issue Price.

The Placing Agreement contains certain warranties and indemnities by the Company in favour of Turner Pope. It also contains provisions entitling Turner Pope to terminate the Placing Agreement prior to Admission if, among other things, a breach of any of the warranties occurs or on the occurrence of an event fundamentally and adversely affecting the position of the Company.

The UK Placing is conditional upon, inter alia:

(a)	the Placing Agreement becoming unconditional in all respects (save for Admission occurring) and not having been terminated in accordance with its terms; and

(b)	Admission becoming effective by no later than 8.00 a.m. on 3 August 2020 (or such later time and/or date as the Company and Turner Pope may agree (being not later than 4.30 p.m. on 10 August 2020).

Broker Option

The Company has also granted an option to Turner Pope under the Placing Agreement in order to enable them to deal with additional demand under the UK Placing in the event that requests to participate in the UK Placing from qualifying investors are received during the period from the time of this Announcement to 8.00 a.m. on 27 July 2020 (the “Broker Option”). To participate in the Broker Option, qualifying investors should communicate their interest to Turner Pope via their independent financial adviser, stockbroker or other firm authorised by the Financial Conduct Authority, as Turner Pope cannot take director orders from individual private investors. Turner Pope should be contacted at 0203 657 0050.

Turner Pope may choose not to accept bids and/or to accept bids, either in whole or in part, on the basis of allocations determined at their discretion (after consultation with the Company) and may scale down any bids for this purpose on such basis as Turner Pope may determine.

Any shares issued pursuant to the exercise of the Broker Option (“Broker Option Shares”) will be issued on the same terms and conditions as the Placing Shares. The Broker Option may be exercised by Turner Pope, following consultation with the Company, but there is no obligation on them to exercise the Broker Option or to seek to procure subscribers for Broker Option Shares pursuant to the Broker Option. The maximum number of Broker Option Shares that may be issued pursuant to the exercise of the Broker Option is 2,777,777. The maximum aggregate number of shares (including both the Placing Shares and Broker Option Shares) that may be issued is 21,296,295 (the “New Ordinary Shares”).

The Broker Option Shares are not being made available to the public and none of the Broker Option Shares are being offered or sold in any jurisdiction where it would be unlawful to do so. No Prospectus will be issued in connection with the Broker Option.

If the Broker Option is exercised, settlement for the Broker Option Shares and admission of the Broker Option Shares to trading on AIM is expected to take place on or before 8.00 a.m. on 3 August 2020.

Application for Admission to trading on AIM

Subject to all conditions being met, application will be been made for the New Ordinary Shares in aggregate to be admitted to trading on AIM (“Admission”). It is expected that settlement of the Placing Shares and, if applicable, the Broker Option Shares and Admission will take place at 8.00 a.m. on or about 3 August 2020 and that dealings in the Placing Shares and, if applicable, the Broker Option Shares will commence at that time.

When issued the New Ordinary Shares will be fully paid and will rank pari passu in all respects with the existing Ordinary Shares.

Strategic Review

The Company provided a corporate update and announced the termination of the formal sale process under the City Code on Takeovers and Mergers (the “Code”) on 23 July 2020. The Company is no longer considered to be in an "offer period" as defined in the Code. The strategic review initially announced by the Company on 31 March 2020 and updated on 20 April 2020 remains ongoing.

Commenting, Stephen Stamp, Midatech CEO and CFO, said: “I am delighted with the progress we have made since we switched our Q-Sphera strategy to a balanced internal pipeline and partner collaboration model. In only a few weeks we have both formulated internal candidates and demonstrated their in vitro dissolution; our next step is to confirm these results in vivo. We have also signed R&D collaborations with two prestigious partners to explore the feasibility of applying our technology to their proprietary molecules. If successful, we plan to enter into licence and technology transfer agreements with our partners. The proceeds of the UK Placing and Broker Option will allow us to take our internal pipeline through proof-of-concept and develop the Q-Sphera technology for unique applications with biologic active pharmaceutical ingredients.”

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker, Sole Bookrunner)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul / Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Regulatory Information

Turner Pope, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority ("FCA"), is acting exclusively for the Company and for no-one else in relation to the proposed Placing and Broker Option, and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the matters contained in this announcement. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Turner Pope nor by any of their affiliates or agents (or any of their respective partners, directors, officers, employees or advisers), as to or in relation to, the contents, accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, or any other statement made or purported to be made by or on behalf of Turner Pope.

Important Notices

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the "United States"). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Broker Option Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Broker Option Shares are being offered hereby only outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, any payments that may be received as a result of the strategic review, the success of the research collaboration in developing novel products, statements regarding the timing and expected closing of the proposed UK Placing and the use of proceeds from the UK Placing.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.